_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2012

Commission File Number 001-31303

BLACK HILLS CORPORATION
RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION
625 NINTH STREET
PO BOX 1400
RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (held as of December 31, 2012)	15

EXHIBIT INDEX	16

SIGNATURE	16

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Black Hills Corporation Retirement Savings Plan
Rapid City, South Dakota

We have audited the accompanying statements of net assets available for benefits of Black Hills Corporation Retirement Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 24, 2013

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2012 and 2011

	2012	2011

ASSETS:
Cash	$—	$1,152
Participant-directed investments – at fair value	189,185,125	160,136,574
Receivables:
Participant Contributions	381,565	—
Employer contribution	572,122	270,492
Notes receivable from participants	4,571,786	4,170,931
Dividends	3,031	25,951

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	194,713,629	164,605,100

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	—	(99,273)

NET ASSETS AVAILABLE FOR BENEFITS	$194,713,629	$164,505,827

The accompanying Notes to Financial Statements are an integral part of these financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Years Ended December 31, 2012 and 2011

	2012	2011

NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of year	$164,505,827	$152,272,258

CHANGES IN NET ASSETS ATTRIBUTABLE TO:
Participant contributions	13,406,730	13,139,624
Participant rollover contributions	482,352	363,732
Employer contributions	11,413,656	11,301,546
Interest and dividends	4,517,105	3,482,460
Net appreciation (depreciation) in fair value of investments	15,733,907	(1,992,613)
Administrative expenses	(19,450)	(22,687)
Benefits paid to participants	(15,326,498)	(14,038,493)

INCREASE IN NET ASSETS	30,207,802	12,233,569

NET ASSETS AVAILABLE FOR BENEFITS – End of year	$194,713,629	$164,505,827

The accompanying Notes to Financial Statements are an integral part of these financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
As of and For the Years Ended December 31, 2012 and 2011

(1)    DESCRIPTION OF THE PLAN

The following description of the Black Hills Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's information.

General — The Plan is a defined contribution plan for eligible employees of Black Hills Corporation and certain subsidiary companies (the "Company"). The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (IRC).

Plan Administration — Charles Schwab Bank serves as custodian and record keeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the "Committee"). Charles Schwab is the trustee of the Plan.

Eligibility and Vesting — Employees meeting certain criteria, as defined, are eligible to participate in the Plan one month following their date of employment. The Plan includes an automatic-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a target retirement fund appropriate for their age until changed by the participant.

Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of service at a rate of 20% per year. A participant is 100% vested after five years of service. Certain Cheyenne Light, Fuel and Power participants are immediately vested in Company matching contributions. Participants also become fully vested in Company matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Due to the sale of Enserco Energy, Inc. on February 29, 2012, Enserco and certain Black Hills Service Company participants who were terminated became fully vested in their Company matching contributions.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, (iii) discretionary contributions made by the Company; and (iv) participant rollovers from another plan.

Participants may contribute up to 50% of their eligible compensation to the Plan each year. These contributions are subject to certain IRC limitations with an annual maximum contribution of $17,000 and $16,500 for 2012 and 2011, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. There is no limit to how often participants may change their contribution percentages. The Plan provides for Company matching contributions and Company Retirement Contributions for certain eligible participants.

Company Matching Contributions — The Company makes a standard matching contribution, equal to a percentage of each eligible participant's monthly pre-tax and after-tax deferral contributions up to a specified percent of the participant's compensation as provided under the Plan. All matching contributions are invested as directed by the participant.

Effective January 1, 2012, Cheyenne Light, Fuel and Power bargaining unit participants were eligible for a matching contribution equal to a percentage of each eligible participant's monthly pre-tax and after-tax deferral contributions up to a specified percent of the participant's compensation as provided under the Plan.

Company Retirement Contributions — The Company Retirement Contributions are discretionary contributions made to eligible employees equal to a certain percent of their eligible compensation based upon their age and years of service at a certain date. All Company Retirement Contributions are invested as directed by the participant.

Effective January 1, 2012, certain Cheyenne Light, Fuel and Power bargaining unit employees were eligible for the Company Retirement Contribution.

Rollover Contributions — Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (IRC) limitations. The Plan received $482,352 and $363,732 in rollover contributions from other qualified plans in 2012 and 2011, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and related matching and nonelective contributions and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants may direct the investment of their contributions, the Company contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 20 investment options, including a stable value fund, Vanguard mutual funds, common stock of the Company, and a participant directed brokerage account feature, Schwab Personal Choice Retirement Account (PCRA). With respect to the PCRA, participants may direct up to 100% of their account balance in permitted investments of the PCRA (which excludes the Plan's investment offerings).

Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, reduced by the highest outstanding loan balance during the one-year period ending the day before the request for a new loan, or one-half of the vested account balance. Loans are secured by an assignment of a participant's vested interest in the Plan, and bear interest 1% over the prime interest rate. Principal and interest are paid ratably through payroll deductions. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. Participants may not have more than one loan outstanding at any time. Loans are prohibited for terminated employees.
As of December 31, 2012, participant loans have maturities through 2027 at interest rates ranging from 4.25% to 10.25%.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant (or the participant's beneficiary in the case of death) may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the plan document, the account will be reinstated. During 2012 and 2011, Company contributions were reduced by $305,004 and $259,432, respectively, from forfeited non-vested accounts.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements. Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Administrative Expenses — Plan administrative expenses of approximately $360,625 and $432,033 in 2012 and 2011, respectively, were paid by the Company. Administrative expenses for loan fees are paid by the individual plan participant and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants' account balances and the amounts reported in the financial statements.

New Accounting Standards — The accounting standard initially adopted in 2012 is described below.

ASU No. 2011-04 — The financial statements reflect the prospective adoption of FASB ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, as of the beginning of the year ended December 31, 2012. ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011 and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of ASU 2011-04 had no impact on the Plan's statement of net assets available for benefits and statement of changes in net assets available for benefits. The additional disclosures are included in Note 3.

(3)	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows:

•	Level 1 refers to securities valued using unadjusted quoted prices from active markets for identical assets;

•	Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Additional information about plan assets, including methods and assumption used to estimate the fair value of these assets, is as follows:

Money markets are primarily cash equivalents held in short-term commingled funds that are categorized as Level 2. They are valued at cost plus accrued interest, which approximates fair value.

Common collective investment trusts are funds valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the funds' net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2.

Mutual funds are categorized as Level 1 and are valued at the closing price reported on the active market on which the individual securities are traded.

Common stock and preferred stock are valued at the closing price reported on the active market on which the securities are traded. Common stock and preferred stock are categorized as Level 1.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis as of:

	December 31, 2012
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds - Target/Life Cycle	$90,129,030	$—	$—	$90,129,030
Mutual funds - Mid Company Equity	36,114,984	—	—	36,114,984
Mutual funds - Global Equity	11,916,160	—	—	11,916,160
Mutual funds - Fixed Income	15,526,037	—	—	15,526,037
Mutual funds - Specialty	2,554,398	—	—	2,554,398

Common stock	13,029,271	—	—	13,029,271
Money market	—	160	—	160
Common collective investment trusts - Stable Value	—	15,379,213	—	15,379,213
Self-directed money market	—	1,101,139	—	1,101,139
Self-directed mutual funds	1,413,540	—	—	1,413,540
Self-directed common stock	1,570,878	—	—	1,570,878
Self-directed preferred stock	44,020	—	—	44,020
Self-directed investment trust	—	406,295	—	406,295
Total investments measured at fair value	$172,298,318	$16,886,807	$—	$189,185,125

	December 31, 2011
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds - Target/Life Cycle	$75,136,167	$—	$—	$75,136,167
Mutual funds - Mid Company Equity	30,033,059	—	—	30,033,059
Mutual funds - Global Equity	9,308,687	—	—	9,308,687
Mutual funds - Fixed Income	13,217,592	—	—	13,217,592
Mutual funds - Specialty	2,038,007	—	—	2,038,007

Common stock	12,388,267	—	—	12,388,267
Money market	—	206	—	206
Common collective investment trusts - Stable Value	—	14,486,717	—	14,486,717
Self-directed money market	—	642,467	—	642,467
Self-directed mutual funds	1,289,800	—	—	1,289,800
Self-directed common stock	1,181,967	—	—	1,181,967
Self-directed preferred stock	127,415	—	—	127,415
Self-directed investment trust	—	286,223	—	286,223
Total investments measured at fair value	$144,720,961	$15,415,613	$—	$160,136,574

For the years ended December 31, 2012 and 2011, there were no significant transfers between levels.

The following tables set forth a summary of the Plan's investments with a reported net investment asset value (NAV) at:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2012
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Galliard Retirement Income Fund CL 35	$15,379,213	—	Daily	None

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2011
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Schwab Stable Value Fund	$14,486,717	—	Immediate	None

(4)	INVESTMENTS

The Plan's individual investments that represented 5% or more of the Plan's net assets available for benefits as of December 31were as follows:

	2012	2011

Galliard Retirement Income Fund CL 35	$15,379,213	$—
Schwab Stable Value Fund (at contract value)*	$—	$14,387,444
Vanguard Extended Market Index Fund	$12,442,694	$10,360,826
Vanguard Institutional Index Fund	$23,672,290	$19,672,232
Vanguard Total Bond Market Index Fund	$9,730,374	$9,009,649
Vanguard Target Retirement 2015 Fund	$16,406,285	$14,887,031
Vanguard Target Retirement 2020 Fund	$18,157,765	$15,666,575
Vanguard Target Retirement 2025 Fund	$17,235,234	$14,227,565
Vanguard Target Retirement 2030 Fund	$11,056,440	$9,498,296
Vanguard Total International Stock Index Fund	$11,916,160	$9,308,687
Black Hills Corporation common stock*	$13,029,271	$12,388,267
_________________________
* Represents a party-in-interest to the Plan.

The Schwab Stable Value Fund was terminated effective April 30, 2012. A reconciliation of the Schwab Stable Value Fund per the financial statements to the Schwab Stable Value Fund per Form 5500 as of December 31 was as follows:

	2012	2011

Schwab stable value fund per the financial statements	$—	$14,486,717

Adjustment from contract value to fair value	—	(99,273)

Schwab stable value fund per the Form 5500	$—	$14,387,444

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value at December 31, were as follows:

	2012	2011

Common stock	$963,840	$1,308,864
Mutual funds	14,472,989	(3,857,329)
Common collective investment trusts	297,078	555,852

Net appreciation in fair value of investments	$15,733,907	$(1,992,613)

(5)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

(6)	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 8, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(7)	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Schwab Stable Value Fund (the “Fund”) is a collective trust fund sponsored by Charles Schwab Bank. The Fund was terminated and liquidated effective April 30, 2012. The beneficial interest of each participant was represented by units. Units were issued and redeemed daily at the Fund's constant NAV of $1 per unit. Distribution to the Fund's unit holders was declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.
In 2012 the Galliard Retirement Income Fund CL 35 ("Galliard") was selected to replace the Fund. Galliard is a collective trust fund sponsored by Wilmington Trust Retirement and Institutional Services Company. The beneficial interest of each participant is represented by units which represent undivided proportionate interest in all of Galliard's assets and liabilities. Units are issued and redeemed daily at Galliard's net asset value (NAV) determined as of the close of business each day. It is the policy of Galliard to use its best efforts to seek safety of principal and consistency of returns while attempting to maintain minimal volatility.
Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund and Galliard, plus earnings, less participant withdrawals and administrative expenses. The Fund and Galliard impose certain restrictions on the Plan, and the Fund and Galliard themselves may be subject to circumstances that affect their ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund and Galliard to transact at less than contract value is not probable.
Limitations on the Ability of the Fund and Galliard to Transact at Contract Value

Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund and Galliard to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund and Galliard or to transfer assets out of the Fund and Galliard.

•	Any transfer of assets from the Fund and Galliard directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Affect the Fund and Galliard- The Fund and Galliard invest in assets, typically fixed income securities or bond funds, and enter into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund and Galliard in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the issuer of the wrap contract agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund and Galliard to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund and Galliard or the administration of the Fund and Galliard that is not consented to by the issuer of the wrap contract.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund and Galliard's cash flow.

•	Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the Fund and Galliard's NAV may decline if the market value of their assets decline. The Fund and Galliard's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The ability of the issuer of the wrap contract to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund and Galliard are unlikely to maintain a stable NAV if, for any reason, they cannot obtain or maintain wrap contracts covering all of their underlying assets. This could result from the Fund and Galliard's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of brokers who issue wrap contracts. The Fund and Galliard may lose the benefit of wrap contracts on any portion of their assets in default in excess of a certain percentage of portfolio assets.

(8)	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Charles Schwab fund and Black Hills Corporation common stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held 358,538 and 368,918 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $10,572,035 and $10,632,165, respectively. The market value of these shares totaled $13,029,271 and $12,388,267 at December 31, 2012 and 2011, respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income from this investment of $532,034 and $512,408, respectively.

(9)	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per Form 5500 as of December 31 is as follows:

	2012	2011

Net assets available for benefits per the financial statements	$194,713,629	$164,505,827

Adjustment on PCRA assets due to use of different pricing vendors	—	82

Adjustment from contract value to fair value for fully benefit-responsive stable value fund	—	99,273

Total net assets per the Form 5500	$194,713,629	$164,605,182

A reconciliation of participant loans per the financial statements to participant loans per Form 5500 as of December 31 is as follows:

	2012	2011

Notes Receivable from Participants per the financial statements	$4,571,786	$4,170,931

Adjustment for accrued interest due on loans	3,031	2,919

Notes Receivable from Participants per the Form 5500	$4,574,817	$4,173,850

The following is a reconciliation of net investment income per the financial statements to the Form 5500 as of December 31:

	2012	2011

Total net investment income per the financial statements	$20,251,012	$1,489,847

Change in investment income for fair value of fully benefit-responsive investment contracts	(94,855)	(250,494)

Total income on investments per the Form 5500	$20,156,157	$1,239,353

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN
(EIN: 46-0458824) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (held at end of year)
As of December 31, 2012

Description	Cost**	Current Value
MONEY MARKET FUND:
Schwab U.S. Treasury Money Fund*		$160

COLLECTIVE TRUST:
Galliard Retirement Income Fund CL 35		15,379,213

MUTUAL FUNDS:
Vanguard Extended Market Index Fund		12,442,694
Vanguard Inflation-Protected Securities Fund		5,795,663
Vanguard Institutional Index Fund		23,672,290
Vanguard REIT Index Fund		2,554,398
Vanguard Total Bond Market Index Fund		9,730,374
Vanguard Total International Stock Index		11,916,160
Vanguard Target Retirement Income Fund		1,259,890
Vanguard Target Retirement 2010 Fund		4,218,664
Vanguard Target Retirement 2015 Fund		16,406,285
Vanguard Target Retirement 2020 Fund		18,157,765
Vanguard Target Retirement 2025 Fund		17,235,234
Vanguard Target Retirement 2030 Fund		11,056,440
Vanguard Target Retirement 2035 Fund		8,027,602
Vanguard Target Retirement 2040 Fund		6,133,216
Vanguard Target Retirement 2045 Fund		4,777,049
Vanguard Target Retirement 2050 Fund		2,706,726
Vanguard Target Retirement 2055 Fund		150,159

Total mutual funds		156,240,609

COMMON STOCK - Black Hills Corporation*		13,029,271

LIMITED PARTNERSHIPS		37,356

SELF-DIRECTED ACCOUNTS		4,498,516

PARTICIPANT LOANS, WITH INTEREST RATES RANGING FROM 4.25% - 10.25% - Maturity dates extending through December 31, 2027		4,574,817

		$193,759,942
________________________

*	Denotes party-in-interest

**	Cost information is not required for participant-directed accounts and therefore is not included.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation
Retirement Savings Plan

By:	/s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer

Date: June 24, 2013